ASSET PURCHASE AGREEMENT
                                  AMENDMENT #1



         This Asset Purchase Agreement Amendment #1 (Amendment) is entered into as of this 15th day of April 2004 by and between Mark Andre ("Seller"), and Aptus Corp., a Delaware corporation ("Buyers"). Buyer and Seller are referred to collectively herein as the "Parties".

         WHEREAS, the Parties have entered into an Asset Purchase Agreement on January 23, 2004; and

         WHEREAS, the Parties desire to amend Section 2(b), Purchase Price; and

         WHEREAS, Section 2(b) shall be replaced in its entirety as follows:

(b) Purchase Price. At Closing, which shall occur on or before January 31, 2004, unless extended, Buyer shall as follows:

         1. $500,000 payable in common stock as established in Exhibit G. Subject to the terms and conditions herein stated, the certificates representing the common stock shall be tendered, at closing, by Buyer to Seller, duly endorsed or accompanied by stock power(s) duly executed in blank by Buyer, with all necessary transfer tax and other revenue stamps, if any, acquired at Buyer's expense, affixed and cancelled. Buyer agrees to cure any deficiencies with respect to the endorsement of the certificate(s) representing the common stock of Buyer to be conveyed to Seller pursuant to this Agreement, whether now or in the future or with respect to the stock powers accompanying any such certificate(s).

         2. Upon the signing of the definitive Purchase Agreement a cash payment of $8,500.00

         3. Seller shall be granted a warrant to purchase 500,000 shares of common stock of Aptus Corp. with an exercise price of $0.50 per share and may be exercised in whole or in part at any time from January 23, 2004 through January 22, 2014

         4. The assumption by Buyer of all obligations of Seller and/or Appgen Technologies, Inc., a Delaware corporation ("Appgen") to provide continuing customer service and support to the existing licensee of the CODE in accordance with the existing license agreements between such licensees and Appgen and/or Seller.


IN WITNESS WHEREOF, the Parties hereto have executed this Purchase Agreement Amendment #1 on as of the date first above written.


SELLER:

Mark Andre

By: /s/ Mark Andre
Mark Andre

BUYER:

Aptus Corp.

By: /s/ John P. Gorst

Name: John P. Gorst

Title: President